UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Interim Results'


30 July 2007


PEARSON 2007 INTERIM RESULTS


  - Sustained growth. Underlying sales up 6% to GBP1.7bn; operating profit up 48% to GBP91m; adjusted EPS up from 1.1p to 3.1p; interim dividend raised by 6% to 11.1p.


  - Strong performance in all businesses. Education increases sales by 7% and moves into first-half profit of GBP5m. FT Group revenues up 8% with profits up 28% and Penguin revenues up 1% with profits 11% higher.


  - Market leadership strengthened. Leadership of worldwide education industry extended through organic investment and acquisitions of eCollege and Harcourt's assessment and international education businesses. FT Group benefiting from rapid growth at Mergermarket; sale of Les Echos under way.


  - Full-year guidance raised. Guidance for full-year sales raised to 5%-7% underlying growth in Professional education and to 10%-12% growth in IDC (headline growth under US GAAP). Other businesses trading in line with previous guidance. Pearson's profits are always heavily weighted to the second half.

Marjorie Scardino, chief executive, said:

"Our half-year results are always just a hint of our potential for the year, but certainly a strong hint this year. The Financial Times Group is showing the value of its unique strategy; Penguin's publishing and profit are both solid and promising, as is its approach to change in publishing; and in Education we continue to set the pace as we use technology to personalise learning.


"Our investments in content, technology, international expansion and efficiency have put us in a position to lead, and we're leading. While our markets are changing fast, we are continuing to innovate to stay ahead of that change. That dynamic strategy will make 2007 another good year, and makes this quality of performance sustainable."



GBP millions            Half year  Half year  Headline   Underlying  Full year
                           2007       2006      growth       growth     2006
--------------------     --------   --------  --------     --------    -------

Business performance
Sales                     1,722      1,674         3%           6%     4,051
Adjusted operating
profit -
continuing                   91         62        47%          48%       565
Adjusted profit
before tax                   54         31        74%          --        502
Adjusted earnings            25          9       178%          --        321
Adjusted earnings
per share                   3.1p       1.1p      182%          --       40.2
Operating cash
flow                       (181)      (183)        1%          --        575
Operating free
cash flow                  (265)      (249)       (6)%         --        434
Net debt                  1,432      1,611        11%          --      1,059
--------------------     --------   --------  --------     --------    -------
Statutory results
Operating profit             75         54        39%          --        535
Profit before tax            40         14       186%          --        461
Basic
earnings/(loss)            (104)         7        --           --        446
Basic
earnings/(loss)
per share                 (13.0)p      0.9p       --           --       55.9p
--------------------     --------   --------  --------     --------    -------
Dividend per share         11.1p      10.5p        6%          --       29.3p


Throughout this statement, we refer to business performance measures and growth rates on an underlying basis unless otherwise stated. 'Underlying' means growth excluding currency impact and businesses acquired or sold. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 3, 4, 5, 6, 11 and 14. Adjusted profit measures are presented to show business performance and therefore exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).


2007 OUTLOOK


Due to the seasonal phasing of our education and consumer book businesses, Pearson makes most of its sales and profits in the second half. However, based on our trading performance in the first half, we remain confident that 2007 will be another good year for Pearson as we continue to increase margins and grow faster than our markets. Although our headline results will be affected by the weakness of the US dollar, we expect to achieve strong underlying growth on our key financial measures: earnings, cash generation and return on invested capital. Our outlook for underlying growth for the full year is:


  - Pearson Education (64% of 2006 sales; 68% of operating profit). Our Professional education division is performing strongly, ahead of our expectations in both testing and publishing, and we now expect it to grow sales by 5-7% for the year (against previous guidance of 'broadly level'). We continue to expect School to achieve sales growth in the 4-6% range and Higher Education to grow in the 3-5% range. We continue to expect margins to improve again in School and Professional, and to be stable in Higher Education.


  - Penguin (21% of 2006 sales; 11% of operating profit). We continue to expect to improve margins further, as our publishing investment and efficiency programmes bear fruit.


  - Financial Times Group (15% of 2006 sales; 21% of operating profit). We continue to expect strong profit growth with FT Publishing margins moving into double digits in 2007. At IDC, we now expect to achieve revenue growth in the 10-12% range and net income growth in the 20%-24% range (headline growth under US GAAP) against previous guidance of revenue growth in the 6-9% range and net income growth in the high single-digits to low double-digits.


Acquisitions and disposals. In May we announced the acquisitions of eCollege and the Harcourt assessments and international education businesses, for a total of $1.4bn, of which the majority will be paid in the second half. We continue to expect these acquisitions to have a broadly neutral effect on adjusted earnings per share in 2007 and 2008 as a result of integration costs (which are expensed) and the interest charge on our higher level of net debt. We expect these acquisitions to enhance Pearson's adjusted earnings per share and return on invested capital from 2009.


In February 2007, we received GBP286m in cash from the sale of our Government Solutions business. The sale of Les Echos is under way.


Interest and tax. We expect our interest charge to be higher than in 2006, as a result of our higher level of net debt following recent acquisitions, and the effect of higher interest rates on our floating rate debt. We expect our effective tax rate to be in the 28-30% range.


Cash. We expect another good cash performance, well ahead of our 80% target conversion threshold.


Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year (which in 2006 was GBP1:$1.84) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2007 was GBP1:$1.98 and the closing rate at the end of June was GBP1:$2.01.



--------------------------------------------------------------------------------

For more information:

Luke Swanson / Simon Mays-Smith + 44 (0) 20 7010 2310


Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com. We are holding a conference call for US investors today at
15.00 (BST) / 10.00 (EDT). To participate please dial in on +1 866 966 5335 (inside the US) or +44 20 3023 4415 (outside the US). Video interviews with Marjorie Scardino and Robin Freestone are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

OVERVIEW

Pearson's underlying sales increased 6% in the first half of the year and adjusted operating profit increased by 48% to GBP91m. Adjusted earnings per share improved to 3.1p, from 1.1p in 2006. Operating cash flow improved by GBP2m to an outflow of GBP(181)m and our average working capital to sales ratio improved to 26.1% (from 27.3% in the first half of 2006).


Our statutory results show an increase in operating profit to GBP75m (GBP54m in 2006). Statutory profit before tax was GBP40m (GBP14m in 2006). Statutory earnings for the period show a loss of GBP(104)m, caused by a one-off non-cash tax charge which arises because the sale of Government Solutions straddled two reporting periods. When the sale was announced last year, we recorded a tax credit in the 2006 statutory results; this year that credit has been reversed on completion of the disposal.


Our net borrowings were GBP1,432m (GBP1,611m in 2006). On 15 February, we received GBP286m in cash proceeds from the sale of our Government Solutions business. In May we announced the acquisitions of eCollege and the Harcourt assessment and international education businesses for a total of $1.4bn. We paid GBP167m in respect of acquisitions in the first half, primarily related to parts of Harcourt, and we will pay the balance as we complete the regulatory processes for these acquisitions.


The board has declared an interim dividend of 11.1p per share, a 6% increase on 2006, reflecting this strong financial performance and its confidence in the outlook for the full year.



GBP millions        Half year  Half year  Headline growth  Underlying  Full year
                       2007       2006                         growth     2006
---------------     ---------  ---------         --------   ---------  ---------
Sales
School                  665        625                6%          8%     1,455
Higher
Education               195        206               (5)%         3%       795
Professional            163        156                4%          9%       341
---------------     ---------  ---------         --------   ---------  ---------
Pearson
Education             1,023        987                4%          7%     2,591
FT Publishing           164        135               21%          7%       280
IDC                     168        165                2%          9%       332
---------------     ---------  ---------         --------   ---------  ---------
FT Group                332        300               11%          8%       612
Penguin                 367        387               (5)%         1%       848
---------------     ---------  ---------         --------   ---------  ---------
Total
continuing            1,722      1,674                3%          6%     4,051
---------------     ---------  ---------         --------   ---------  ---------
Adjusted operating
profit
School                   42         36               17%         22%       184
Higher
Education               (51)       (53)               4%         (4)%      161
Professional             14          8               75%         88%        38
---------------     ---------  ---------         --------   ---------  ---------
Pearson
Education                 5         (9)              --          --        383
FT Publishing            23         11              109%         73%        27
IDC                      45         42                7%         17%        89
---------------     ---------  ---------         --------   ---------  ---------
FT Group                 68         53               28%         28%       116
Penguin                  18         18                0%         11%        66
---------------     ---------  ---------         --------   ---------  ---------
Total
continuing               91         62               47%         48%       565
Discontinued              2         11               --          --         27
---------------     ---------  ---------         --------   ---------  ---------
Total
operating
profit                   93         73               27%         48%       592


SCHOOL

GBP millions      Half year  Half year    Headline  Underlying         Full year
                     2007       2006        growth      growth              2006
--------------     --------  ---------  ----------  ----------        ----------

Sales                 665        625           6%          8%           1,455
Adjusted
operating
profit                 42         36          17%         22%             184



Market share gains in US school


- Market-leading performance in US school publishing. Pearson takes an estimated 30% market share of total new adoptions (and 31% where we competed), with the #1 or #2 position in reading, maths, science and social studies. Good start in the open territories, where trading is more concentrated in the second half of the year.


- Continued share gains in school testing, building on excellent record of contract wins in 2005 and 2006. New long-term contracts in Ohio (renewal) and Minnesota (renewal and extension).


- Strong growth in sales of college textbooks to schools for Advanced Placement courses supported by customised version of MyMathLab for the school market.


- Leading position in teacher certification market, as a result of integration of National Evaluation Services (NES). Award of the the Florida teacher certification contract, to be developed by NES and delivered through our professional testing centres.


- Acquisition of Harcourt Assessment brings Pearson an extensive catalogue of high quality research-based education and clinical assessment products for children and adults including the Stanford Achievement Test for school students, Miller Analogies Test for graduate school applicants and the Wechsler Intelligence Scales for clinical assessment.


Rapid growth in school technology


- Continued strong performance from digital Social Studies programme in California and recognition of the programme by the Association of Educational Publishers with a Distinguished Achievement Award.


- Digital supplementary businesses benefiting from a shift in school spending from traditional print supplementary products to digital services with timely diagnosis, intervention and remediation.


- Leadership in online assessment with 2.3 million secure online tests delivered across 12 states in the first half.


- Successful integration of PowerSchool and Chancery acquisitions, creating the leading school student information systems business. Strong new business momentum with key customers added in large US districts such as Ann Arbor, MI (over 17,000 students) and Garden Grove, CA (over 50,000 students). Good track record of delivery including the successful completion of the first year of implementation at Houston Independent School District (over 210,000 students). PowerTeacher, a gradebook and classroom management technology, launched successfully.


Focus on personalisation and school solutions; integration of print and digital businesses.


- Reorganisation of Pearson School companies under way, with three major objectives:

     1.   Accelerating  the  integration  of  content,   assessment,   data  and
          technology capabilities to personalise learning;

     2. Providing schools and districts an integrated suite of services to raise student achievement and institutional productivity;

     3. Integrating the product development process and teams across print, supplemental and digital products.

- Reorganisation costs expensed in 2007; will support continued growth and steady margin improvement in the School business.


Continued growth and margin improvement in International; Harcourt acquisition adds scale and reach


- Acquisition of Harcourt Education International brings leading content for school and vocational customers in many markets including the UK, Australia and New Zealand. Transaction will add further scale to Pearson's international education businesses and accelerate the combination of educational content and innovative technology to personalise learning.


- Good start to the year in International school publishing, with encouraging new adoption results across a diverse range of markets and regions including Hong Kong, Singapore, Spain, the Middle East and Africa. New programmes for the secondary and adult markets seeing good take-up with revenues building strongly. Strategy of connecting content, assessment and technology to personalise learning being applied internationally, benefiting from US technology platforms.


- English Adventure, our primary English Language Training (ELT) course developed with Disney, has been successfully launched worldwide and is now our bestselling ELT course.


- In the UK, we have marked 4.6 million GCSE, AS and A-Level scripts on-screen in the first half and over 13 million in total to date. Results Plus rolled out across the UK providing more than 2,100 schools and more than 36,000 students with secure online access to question-level examination performance data on exam results day for the first time.


- In Italy, Paravia Bruno Mondadori (PBM) integration ahead of plan and good performance in 2007 adoptions. Investing to broaden product offering and expand addressable market.


--------------------------------------------------------------------------------


HIGHER EDUCATION


GBP millions     Half year   Half year     Headline   Underlying  Full year 2006
--------------    --------   ---------   ----------   ----------       ---------
                    2007        2006         Growth       growth
--------------    --------   ---------   ----------   ----------       ---------

Sales                195         206           (5)%          3%            795
Adjusted
operating
profit               (51)        (53)           4%          (4)%           161




- Pearson's Higher Education business is traditionally loss-making in the first half, as it invests ahead of two major selling seasons in the US: July / August (ahead of the first college semester) and December (ahead of the second semester).


- Higher Education sales up 3%; sustained investment in new content, assessment technologies and custom solutions services.


- Continued strong growth from custom publishing as Pearson extends leadership in print custom publishing to custom media and full service curriculum solutions.


- Good start to the year internationally with our investment in local adaptations of our bestselling franchises, first editions by local authors, custom publishing and personalised learning strategy continuing to fuel good growth.


Rapid growth from online homework and assessment programmes


- 14 new subject-specific 'MyLab' digital homework and assessment programmes launched in 2007, increasing the total number to 30. These programmes support over 1,000 textbooks and will be used by approximately 3 million students in 2007. Evaluation studies show significant learning gains for students and efficiency improvements for institutions.


- More than 1m US college students register for Pearson's online learning programmes in the first half, an increase of 25%.


- Increasing institution-wide solutions sales, including winning the introductory computing adoption at the Miami Dade Community College System, one of the largest in United States, with our GO! series of materials combined with our new MyITLab programme.



Acquisition of eCollege, a leader in online distance learning.


- Purchase of eCollege for $477m announced in May and expected to close shortly.


- 30% estimated annual growth rate for students taking online post-secondary qualifications with US institutions (Source: Eduventures). eCollege has played a particular role in helping educational institutions broaden access to post-secondary education for students who may be unable to attend full-time.


- Acquisition will enable Pearson to provide Higher Education customers with a full range of services across content, curriculum development, formative assessment, homework technologies and outsourced solutions.


- Pearson's scale and reach will enable eCollege to serve new customers in school, postsecondary education and vocational/ professional markets in the US and around the world.


Reorganisation of US Higher Education business; focus on educational solutions


- Reorganisation to support transformation from textbook publisher to educational technology, services and solutions company. Shift from two competing companies and salesforces into two discipline-specific companies organised around Higher Education institutions (Pearson Professional & Career and Pearson Arts & Sciences).


-  Both  companies  supported  by  centralised   operations,   distribution  and
technology organisation.



PROFESSIONAL


GBP millions     Half year   Half year     Headline   Underlying  Full year 2006
--------------    --------   ---------   ----------   ----------       ---------
                    2007        2006         growth       growth
--------------    --------   ---------   ----------   ----------       ---------

Sales                163         156            4%           9%            341
Adjusted
operating
profit                14           8           75%          88%             38



- With the sale of Government Solutions, completed in February, our Professional businesses are focussed on publishing for professional readers in business and technology, and testing and certifying adults to be professionals.


Rapid growth in professional testing


- Pearson VUE continues to achieve strong sales growth and significant margin improvement, benefiting from our major contract wins in recent years and our investment in a network of approximately 500 company-owned test centres worldwide.


- Strong volume growth on existing long-term contracts including the NCLEX nurses test, the GMAT business school test and the DSA/DVTA driving theory test.



-  Good  new  contract   performance,   including  the  National  Commission  on
Certification of Physician Assistants (NCCPA) and an exclusive agreement with Cisco; and strong renewals, including the Institute of Financial Services (IFS) and the American Registry of Radiological Technologists (ARRT).


Further margin improvement in professional publishing


- Professional Publishing achieves modest sales growth after several years of decline caused by weak demand for technology-related books.


- Continued cost actions improving margins: technology publishing profits benefiting from reduction in publishing list and overheads.


- Strong growth from our digital distribution joint-venture, Safari Books Online, and other digital initiatives.


- Good growth from our business publishing imprints, Wharton School Publishing, FT Press and FT Prentice Hall.



FINANCIAL TIMES GROUP



GBP millions                Half year  Half year  Headline Underlying  Full year
---------------             ---------  ---------  --------  ---------  ---------
                               2007       2006      growth     growth     2006
---------------             ---------  ---------  --------  ---------  ---------
Sales
FT Publishing                   164        135        21%         7%       280
IDC                             168        165         2%         9%       332
---------------             ---------  ---------  --------  ---------  ---------
Total                           332        300        11%         8%       612
---------------             ---------  ---------  --------  ---------  ---------

Adjusted operating profit
FT Publishing                    23         11       109%        73%        27
IDC                              45         42         7%        17%        89
---------------             ---------  ---------  --------  ---------  ---------
Total                            68         53        28%        28%       116
---------------             ---------  ---------  --------  ---------  ---------



FT Publishing portfolio continues to shift towards global businesses and subscription revenues


- Mergermarket, acquired in 2006 for GBP101m, increases sales by 73% (pro forma basis) and contributes GBP4m of operating profit in the first half. Mergermarket is benefiting from 95%+ renewal rates for its established services and rapid growth in new products.


- Sale of Les Echos under way. In 2006, Les Echos contributed EUR10m (GBP6m) of operating profit to Pearson.


Continued growth and margin improvement at FT Publishing


- FT Publishing revenues up 7% (with advertising revenues also up 7%) and operating profit up to GBP23m (GBP11m in 2006).


- Strong growth from the Financial Times:

     o More paying readers. FT newspaper circulation up 1% to 450,000, with 12% increase in subscriptions; FT.com subscribers up 12% to 97,000 (on the same period last year).

     o More content revenues. Cover price increases for all editions (UK from GBP1 to GBP1.30 Monday-Friday and from GBP1.50 to GBP1.80 for the Weekend FT; US $1.50 to $2; Europe EUR2.60 to EUR3).

     o More advertising. FT advertising revenues up 5% in the first half benefiting from its global reach and online presence.


- Strong trading performance at FT Business; integration with the FT Newspaper operations concentrating on vertical and niche markets progressing well, both in print and online.


- The Economist, in which Pearson owns a 50% stake, increases circulation by 9% to 1.2m (for the July-December ABC period). FT Deutschland sees good circulation growth, up 2% to 105,000. Continued innovation at FTSE into new markets and products continues to drive strong revenue growth.



Growth accelerating at Interactive Data


- Underlying sales growth of 9% driven primarily by strong sales to both existing and new customers, and 95%+ renewal rate within its Institutional Services segment.


- Pricing and Reference Data continues to generate good growth in North America and Europe, and has continued to broaden its coverage of complex securities, introducing a new service for independent valuations of interest rate swaps in June 2007.


- Real-Time Services continues to experience strong growth due to strong new sales to institutions. Highlights for this business included its first new customer for DirectPlus, a new ultra low latency, direct exchange data service.


- Interactive Data Fixed Income Analytics has made its new fixed income analytic datafeed service, Analytix Direct, available to Interactive Data 's evaluated pricing clients in North America.


- In addition to expanding its business with active traders, eSignal also generated higher online advertising revenue across its financial websites.


- IDC reported second-quarter and first-half 2007 results on 26 July 2007, available at www.interactivedata.com.

--------------------------------------------------------------------------------


PENGUIN



GBP millions     Half year   Half year     Headline   Underlying  Full year 2006
--------------    --------   ---------   ----------   ----------       ---------
                    2007        2006         Growth       growth
--------------    --------   ---------   ----------   ----------       ---------

Sales                367         387           (5)%          1%            848
Adjusted
operating
profit                18          18            0%          11%             66



- Sales up 1% and profits up 11% with further margin improvement.


- Steady sales performance in the US and UK despite challenging retail market conditions; faster growth in international markets and through digital channels.


- Operating profit benefits from ongoing efficiency gains in production, warehousing, distribution and many other areas.


Great publishing


- In the US, Khaled Hosseini's second novel, A Thousand Splendid Suns, topped the New York Times hardcover fiction bestseller list and has 1.4 million copies in print. (His first, The Kite Runner, has been a New York Times paperback bestseller for 124 weeks so far). Other New York Times #1 bestsellers include Al Gore's The Assault on Reason and Elizabeth Gilbert's Eat, Pray, Love.

- In the UK, Penguin named Publisher of the Year at the British Book Industry Awards. Marian Keyes' novel Anybody Out There topped the fiction bestseller list and has 600,000 copies in print. Other best-sellers included Jamie Oliver's Cook with Jamie and Charlie Higson's new Young Bond title Double or Die.

- Benefiting from Penguin's international reach, Kim Edwards' first novel The Memory Keeper's Daughter was a global #1 bestseller for Penguin in the US, UK, Australia and Canada.

- Strong second-half publishing schedule. Key authors include Alan Greenspan, Patricia Cornwell, Sue Grafton, Nick Hornby, Naomi Klein, Jamie Oliver and Jeremy Clarkson.


Continued innovation


- Continued innovation in new publishing formats (further growth with the pioneering US premium paperback), genres (Penguin leads the US industry in the fast-growing paranormal fiction category) and sales channels (both sold via online retailers and Penguin's own websites; audiobooks via iTunes; Rough Guides via Motorola Razr phones).


International expansion


- In India, Penguin won all three major categories at the Crossword Awards, India's biggest book awards: best fiction (Sacred Games by Vikram Chandra), best nonfiction (An Equal Music by Vikram Seth) and popular fiction (The Inheritance of Loss by Kiran Desai). Penguin India's business publishing imprint, Portfolio, has continued to do well since its launch last year.


- In China, Penguin will publish 30 Penguin Classics Titles this Autumn (including Wuthering Heights, The Prince and The Way We Live Now) in Chinese, in partnership with the Chongqing Publishing Group.


ENDS
--------------------------------------------------------------------------------



Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.



Condensed consolidated income statement

for the six months to 30 June 2007


--------------------------------          -----    -------    -------    -------

                                                    2007       2006       2006
all figures in GBP millions               note   half year  half year  full year
--------------------------------          -----    -------    -------    -------

Continuing operations

Sales                                       2      1,722      1,674      4,051
Cost of goods sold                                  (826)      (811)    (1,875)
--------------------------------          -----    -------    -------    -------
Gross profit                                         896        863      2,176

Operating expenses                                  (832)      (819)    (1,665)
Other net gains and losses                             -          -          -
Share of results of joint ventures
and associates                                        11         10         24
--------------------------------          -----    -------    -------    -------
Operating profit                            2         75         54        535

Finance costs                               3        (57)       (70)      (133)
Finance income                              3         22         30         59
--------------------------------          -----    -------    -------    -------
Profit before tax                           4         40         14        461
Income tax                                  5        (11)        (4)        (9)
--------------------------------          -----    -------    -------    -------
Profit for the period from
continuing operations                                 29         10        452

Discontinued operations

(Loss) / profit for the period from
discontinued operations                     7       (122)         7         17
--------------------------------          -----    -------    -------    -------
(Loss) / profit for the period                       (93)        17        469

Attributable to:
Equity holders of the Company                       (104)         7        446
Minority interest                                     11         10         23
--------------------------------          -----    -------    -------    -------

(Loss) / earnings per share from continuing and discontinued
operations (in pence per share)
Basic                                       6      (13.0)p      0.9p      55.9p
Diluted                                     6      (13.0)p      0.9p      55.8p

Earnings per share from continuing
operations (in pence per share)
Basic                                       6        2.3p         - p     53.7p
Diluted                                     6        2.3p         - p     53.6p



The accompanying notes to the condensed consolidated financial statements form an integral part of the interim financial information.



Condensed consolidated statement of recognised income and expense for the six months to 30 June 2007

--------------------------------          -----    -------    -------    -------

                                                    2007       2006       2006
all figures in GBP millions              note    half year  half year  full year
--------------------------------          -----    -------    -------    -------

Net exchange differences on
translation of foreign operations                    (39)      (228)      (417)
Actuarial gains on defined benefit pension and
post-retirement
medical plans                                        134         96        107
Taxation on items charged to equity                    8          -         12
--------------------------------          -----    -------    -------    -------
Net income / (expense) recognised
directly in equity                                   103       (132)      (298)
(Loss) / profit for the period                       (93)        17        469
--------------------------------          -----    -------    -------    -------
Total recognised income and expense
for the period                                        10       (115)       171

Attributable to:
Equity holders of the Company              13         (1)      (125)       148
Minority interest                                     11         10         23
--------------------------------          -----    -------    -------    -------



Condensed consolidated balance sheet

as at 30 June 2007


--------------------------------      ------     -------     -------     -------

                                                  2007        2006        2006
all figures in GBP millions           note     half year   half year   full year
--------------------------------      ------     -------     -------     -------

Property, plant and equipment                      342         363         348
Intangible assets                       10       3,641       3,869       3,581
Investments in joint ventures and
associates                                          26          33          20
Deferred income tax assets                         353         391         417
Financial assets - Derivative
financial instruments                               16          39          36
Retirement benefit asset                            40           -           -
Other financial assets                              52          18          17
Other receivables                                  126         120         124
--------------------------------      ------     -------     -------     -------
Non-current assets                               4,596       4,833       4,543

Intangible assets - Pre-publication                437         442         402
Inventories                                        437         462         354
Trade and other receivables                        984         976         953
Financial assets - Derivative
financial instruments                               19          31          50
Financial assets - Marketable
securities                                          28           -          25
Cash and cash equivalents
(excluding overdrafts)                             383         649         592
--------------------------------      ------     -------     -------     -------
Current assets                                   2,288       2,560       2,376

Non-current assets classified as
held for sale                                       45           -         294
--------------------------------      ------     -------     -------     -------
Total assets                                     6,929       7,393       7,213

Financial liabilities - Borrowings              (1,471)     (1,703)     (1,148)
Financial liabilities - Derivative
financial instruments                              (28)        (37)        (19)
Deferred income tax liabilities                   (252)       (202)       (245)
Retirement benefit obligations                     (81)       (270)       (250)
Provisions for other liabilities
and charges                                        (37)        (14)        (29)
Other liabilities                                 (116)       (110)       (162)
--------------------------------      ------     -------     -------     -------
Non-current liabilities                         (1,985)     (2,336)     (1,853)

Trade and other liabilities                       (891)       (866)       (998)
Financial liabilities - Borrowings                (392)       (590)       (595)
Current income tax liabilities                     (61)       (110)        (74)
Provisions for other liabilities
and charges                                        (14)        (27)        (23)
--------------------------------      ------     -------     -------     -------
Current liabilities                             (1,358)     (1,593)     (1,690)

Liabilities directly associated
with non-current assets held for
sale                                               (46)          -         (26)
--------------------------------      ------     -------     -------     -------
Total liabilities                               (3,389)     (3,929)     (3,569)

--------------------------------      ------     -------     -------     -------
Net assets                                       3,540       3,464       3,644

Share capital                                      203         202         202
Share premium                                    2,493       2,479       2,487
Treasury shares                                   (224)       (181)       (189)
Reserves                                           892         791         976
--------------------------------      ------     -------     -------     -------
Total equity attributable to equity
holders of the Company                           3,364       3,291       3,476
Minority interest                                  176         173         168
--------------------------------      ------     -------     -------     -------
Total equity                            13       3,540       3,464       3,644



The condensed consolidated financial statements were approved for issue by the board on 29 July 2007.


Condensed consolidated cash flow statement

for the six months to 30 June 2007

--------------------------------       -----     -------     -------     -------

                                                  2007        2006        2006
all figures in GBP millions            note    half year   half year   full year
--------------------------------       -----     -------     -------     -------

Cash flows from operating activities
Net cash (used in) / generated from
operations                              14        (188)       (156)        621
Interest paid                                      (50)        (53)       (106)
Tax paid                                           (48)        (26)        (59)
--------------------------------       -----     -------     -------     -------
Net cash (used in) / generated from
operating activities                              (286)       (235)        456


Cash flows from investing activities

Acquisition of subsidiaries, net of
cash acquired                                     (167)       (273)       (363)
Acquisition of joint ventures and
associates                                          (2)         (4)         (4)
Purchase of property, plant and
equipment (PPE)                                    (30)        (33)        (68)
Proceeds from sale of PPE                            -           1           8
Purchase of intangible assets                      (14)         (8)        (29)
Disposal of subsidiaries, net of
cash disposed                                      289           6          10
Interest received                                    5          13          24
Dividends received from joint
ventures and associates                              3          14          45
--------------------------------       -----     -------     -------     -------
Net cash generated from / (used in)
investing activities                                84        (284)       (377)

Cash flows from financing activities
Proceeds from issue of ordinary
shares                                               7           3          11
Purchase of treasury shares                        (51)        (27)        (36)
Proceeds from borrowings                           597         477          84
Liquid resources acquired                           (4)        (11)        (24)
Repayment of borrowings                           (391)          -        (145)
Finance lease principal payments                    (1)         (2)         (3)
Dividends paid to Company's
shareholders                                      (150)       (136)       (220)
Dividends paid to minority
interests                                           (4)          -         (15)
--------------------------------       -----     -------     -------     -------
Net cash generated from / (used in)
financing activities                                 3         304        (348)

Effects of exchange rate changes on
cash and cash equivalents                            7         (21)        (44)
--------------------------------       -----     -------     -------     -------
Net decrease in cash and cash
equivalents                                       (192)       (236)       (313)

Cash and cash equivalents at the
beginning of the period                            531         844         844
--------------------------------       -----     -------     -------     -------
Cash and cash equivalents at the
end of the period                                  339         608         531



For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.


Included in the figures above is net cash generated from / (used in) amounts relating to discontinued operations as follows: operating activities GBP(8)m (2006 half year: GBP19m, 2006 full year: GBP24m); investing activities GBP1m (2006 half year: GBP(6)m, 2006 full year: GBP(8)m); financing activities GBPnil (2006 half year: GBP(1)m, 2006 full year: GBP(1)m).


Notes to the condensed consolidated financial statements

for the six months to 30 June 2007


1.       Basis of preparation


The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with EU-adopted International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations. These financial statements comply with the requirements of IAS 34 'Interim Financial Reporting'.


The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2006 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2006 Annual Report refers to new standards effective from 1 January 2007. None of these standards have had a material impact in these financial statements.


The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2006 Annual Report.


The financial information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2006 was unqualified and did not contain statements under section 237 (2) of the Companies Act 1985 (regarding the adequacy of accounting records and returns), or under section 237 (3) (regarding provision of necessary information and explanations).


In accordance with IFRS, the comparatives have been re-presented to reflect Government Solutions and Les Echos as discontinued businesses (see note 7). As Government Solutions was previously presented as discontinued in the financial information for the full year 2006, only the half year is re-presented.


The figures for the six months to 30 June 2007 and 30 June 2006 have not been audited or reviewed.



Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007


2.       Segment information


The Group is organised into five primary business segments: School, Higher Education, Financial Times Publishing, Interactive Data Corporation (IDC) and Penguin. Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.


-------------------------------              -------       -------       -------

                                              2007          2006          2006
all figures in GBP millions                half year     half year     full year
-------------------------------              -------       -------       -------

Sales
School                                         665           625         1,455
Higher Education                               195           206           795
Professional                                   163           156           341
-------------------------------              -------       -------       -------
Pearson Education                            1,023           987         2,591
FT Publishing                                  164           135           280
IDC                                            168           165           332
-------------------------------              -------       -------       -------
FT Group                                       332           300           612
Penguin                                        367           387           848
-------------------------------              -------       -------       -------
Total sales                                  1,722         1,674         4,051

Adjusted operating profit
School                                          42            36           184
Higher Education                               (51)          (53)          161
Professional                                    14             8            38
-------------------------------              -------       -------       -------
Pearson Education                                5            (9)          383
FT Publishing                                   23            11            27
IDC                                             45            42            89
-------------------------------              -------       -------       -------
FT Group                                        68            53           116
Penguin                                         18            18            66
-------------------------------              -------       -------       -------
Adjusted operating profit - continuing
operations                                      91            62           565
Adjusted operating profit - discontinued
operations                                       2            11            27
-------------------------------              -------       -------       -------
Total adjusted operating profit                 93            73           592

Adjusted operating profit - continuing
operations                                      91            62           565
Amortisation and adjustment of acquired
intangibles                                    (16)           (9)          (35)
Other net gains and losses (including
associates)                                      -             -             4
Other net finance income of associates           -             1             1
-------------------------------              -------       -------       -------
Operating profit                                75            54           535



In our adjusted operating profit, we have excluded amortisation and adjustment of acquired intangibles, other net gains and losses and other net finance income of associates. The amortisation and adjustment of acquired intangibles is not considered to be fully reflective of the underlying performance of the Group.
Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations but which distort the performance of the Group. Other net finance income of associates is the equivalent of the Company's own other net finance income that is excluded in adjusted earnings (see note 4). Discontinued operations relate to the Group's interest in Government Solutions and Les Echos (see note 7). Government Solutions was previously reported within the Professional group of businesses and Les Echos within the FT Publishing segment.


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007


2.       Segment information continued


The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.



                             School  Higher  Professional   FT      IDC  Penguin  Total
all figures in GBP millions          Education         Publishing
                   --------------------------------------------------
                                     2007 half year
                   --------------------------------------------------

Adjusted
operating profit
/ (loss)                       42     (51)       14       23       45       18       91
Amortisation and
adjustment of
acquired
intangibles                   (10)      -         -       (2)      (4)       -      (16)
Other net gains and losses      -       -         -        -        -        -        -
(including associates)
Other net finance income of     -       -         -        -        -        -        -
associates                   ------  ------    ------   ------   ------   ------  -------
---------------------
Operating profit
/ (loss)                       32     (51)       14       21       41       18       75
---------------------        ------  ------    ------   ------   ------   ------  -------

                   --------------------------------------------------
                                     2006 half year
                   --------------------------------------------------


Adjusted
operating profit
/ (loss)                       36     (53)        8       11       42       18       62
Amortisation and
adjustment of
acquired
intangibles                    (6)      -         -        -       (3)       -       (9)
Other net gains and losses      -       -         -        -        -        -        -
(including associates)
Other net
finance income
of associates                   -       -         -        1        -        -        1
---------------------        ------  ------    ------   ------   ------   ------  -------
Operating profit
/ (loss)                       30     (53)        8       12       39       18       54
---------------------        ------  ------    ------   ------   ------   ------  -------

---------------------        ------  ------    ------   ------   ------   ------  -------

                                     2006 full year
                   --------------------------------------------------


Adjusted
operating profit              184     161        38       27       89       66      565
Amortisation and
adjustment of
acquired
intangibles                   (17)      -        (1)      (2)      (7)      (8)     (35)
Other net gains
and losses
(including
associates)                     -       -         -        4        -        -        4
Other net
finance income
of associates                   -       -         -        1        -        -        1
---------------------        ------  ------    ------   ------   ------   ------  -------
Operating profit              167     161        37       30       82       58      535




Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit.


Due to the seasonal bias of our book publishing businesses (in the School, Higher Education, Professional and Penguin segments), the Group makes most of its sales and almost all of its operating profit in the second half of the year.


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007



3.       Net finance costs

-------------------------------           -----    -------    -------    -------

                                                    2007       2006       2006
all figures in GBP millions                      half year  half year  full year
-------------------------------           -----    -------    -------    -------

Net interest payable                                 (44)       (44)       (94)
Finance income in respect of employee
benefits                                               5          2          4
Net foreign exchange gains                             6          3         19
Other losses on financial instruments in a
hedging relationship:
- net investment hedges                               (1)        (1)        (2)
Other gains / (losses) on financial instruments
not in a hedging relationship:
- amortisation of transitional
adjustment on bonds                                    1          5          8
- derivatives                                         (2)        (5)        (9)
-------------------------------           -----    -------    -------    -------
Net finance costs                                    (35)       (40)       (74)

Analysed as:
Finance costs                                        (57)       (70)      (133)
Finance income                                        22         30         59
-------------------------------           -----    -------    -------    -------
Net finance costs                                    (35)       (40)       (74)

Analysed as:
Net interest payable                                 (44)       (44)       (94)
Finance income in respect of employee
benefits                                               5          2          4
-------------------------------           -----    -------    -------    -------
Net finance costs reflected in adjusted
earnings                                             (39)       (42)       (90)
Other net finance income                               4          2         16
-------------------------------           -----    -------    -------    -------
Net finance costs                                    (35)       (40)       (74)



Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realised in due course as it is normally the intention to hold these instruments to maturity.


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007



4.       Profit before tax
-------------------------------                -----    -------    -------    -------

                                                         2007       2006       2006
all figures in GBP millions                         half year  half year  full year
-------------------------------                -----    -------    -------    -------

Profit before tax - continuing
operations                                                 40         14        461
Add back: amortisation and adjustment
of acquired intangibles (see note 2)                       16          9         35
Add back: other net gains and losses
(including associates) (see note 2)                         -          -         (4)
Add back: other net finance income of
associates (see note 2)                                     -         (1)        (1)
Add back: other net finance income (see
note 3)                                                    (4)        (2)       (16)
-------------------------------                -----    -------    -------    -------
Adjusted profit before tax -
continuing operations                                      52         20        475
Adjusted profit before tax -
discontinued operations                                     2         11         27
-------------------------------                -----    -------    -------    -------
Total adjusted profit before tax                           54         31        502



5.       Income tax
-------------------------------           -----    -------    -------    -------

                                                    2007       2006       2006
all figures in GBP millions                      half year  half year  full year
-------------------------------           -----    -------    -------    -------

Income tax charge - continuing
operations                                           (11)        (4)        (9)

Add back: tax benefit on amortisation
of acquired intangibles                               (5)        (3)       (10)

Add back: tax benefit on other net
gains and losses                                       -          -         (4)

Add back: tax charge on other finance
income                                                 1          1          5

Add back: tax benefit on recognition of
tax losses                                             -          -       (127)
----------------------------------                 -------    -------    -------
                                                                         -------
Adjusted income tax charge -
continuing operations                                (15)        (6)      (145)
Adjusted income tax charge -
discontinued operations                               (1)        (4)       (10)
-------------------------------           -----    -------    -------    -------
Total adjusted income tax charge                     (16)       (10)      (155)

Tax rate reflected in adjusted earnings             29.0%      32.0%      30.9%


Included  within the  income tax charge is an amount of GBP20m  (2006 half year:
GBPnil, 2006 full year: GBP15m) relating to UK tax.


For the first time in 2007, the Group has included in its adjusted earnings the tax benefit from tax deductible goodwill and intangibles. This benefit has been applied in the first half results, reflecting the seasonality of the business, to achieve the anticipated full year effective tax rate on adjusted earnings of 29%. The impact of this change has not been material in the first half of 2007.


In 2006, the Group excluded from its adjusted earnings tax benefits from the recognition of its capital and trading losses of GBP127m which, due to their size and non-recurring nature are not considered to be fully reflective of the underlying tax rate of the Group.


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007



6.       Earnings per share


Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable if applicable to account for any tax consequences that might arise from conversion of those shares.


In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

-------------------------------           -----    -------    -------    -------

                                                    2007       2006       2006
all figures in GBP millions                      half year  half year  full year
-------------------------------           -----    -------    -------    -------

(Loss) / earnings                                   (104)         7        446
Adjustments to exclude profit for the period from
discontinued operations:
Loss / (profit) for the period from
discontinued operations                              122         (7)       (17)
----------------------------------                 -------    -------    -------
Earnings - continuing operations                      18          -        429

(Loss) / earnings                                   (104)         7        446
Adjustments:
Amortisation and adjustment of acquired
intangibles (see note 2)                              16          9         35
Other net gains and losses (including
associates) (see note 2)                               -          -         (4)
Other net finance income of associates
(see note 2)                                           -         (1)        (1)
Other net finance income (see note 3)                 (4)        (2)       (16)
Loss on sale of discontinued operations
(see note 7)                                          24          -          -
Taxation on above items                               95         (2)        (9)
Recognition of tax losses (see note 5)                 -          -       (127)
Minority interest share of above items                (2)        (2)        (3)
-------------------------------           -----    -------    -------    -------
Adjusted earnings                                     25          9        321

Weighted average number of shares
(millions)                                         797.3      798.4      798.4
Effect of dilutive share options
(millions)                                           1.6        1.5        1.5
Weighted average number of shares
(millions) for diluted earnings                    798.9      799.9      799.9

(Loss) / earnings per share from continuing and discontinued operations

Basic                                              (13.0)p      0.9p      55.9p
Diluted                                            (13.0)p      0.9p      55.8p

Earnings per share from continuing
operations
Basic                                                2.3p         - p     53.7p
Diluted                                              2.3p         - p     53.6p

Adjusted earnings per share                          3.1p       1.1p      40.2p


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007

7.       Discontinued operations


Discontinued operations relate to the Group's interest in Government Solutions and Les Echos. Government Solutions was sold on 15 February 2007 and the Group announced in June 2007 its commitment to sell Les Echos. The results of Government Solutions and Les Echos have been included in discontinued operations for both 2006 and 2007. The results of Government Solutions were consolidated for the period to 15 February 2007. As at 30 June 2007, the sale of Les Echos has not been completed and the results have been consolidated up to that date. The assets and liabilities of Les Echos have been reported as held for sale in the June 2007 balance sheet. At 31 December 2006 held for sale assets and liabilities relate to Government Solutions. The loss on disposal shown below relates entirely to Government Solutions.

-------------------------------       -----     -------     -------     -------

                                                 2007        2006        2006
all figures in GBP millions                   half year   half year   full year
-------------------------------       -----     -------     -------     -------

Sales                                              69         204         372

Operating profit                                    2          11          27
Net finance income                                  -           -           -
-------------------------------       -----     -------     -------     -------
Profit before tax                                   2          11          27
Attributable tax expense                           (1)         (4)        (10)
Loss on sale of discontinued operations
after tax (see below)                            (123)          -           -
-------------------------------       -----     -------     -------     -------
(Loss) / profit for the period from
discontinued operations                          (122)          7          17


Disposal of Government Solutions

Net assets disposed                              (278)

Proceeds received                                 321

Costs                                             (13)
                                                -------
Profit on sale before cumulative
translation adjustment                             30

Cumulative translation adjustment                 (54)
                                                -------
Loss on sale before tax                           (24)

Attributable tax expense                          (99)
                                                -------
Loss on sale after tax                           (123)


The proceeds received for the sale of Government Solutions include GBP286m in cash, GBP20m in loan stock and a 10% interest in the acquiring company valued at GBP15m.



8.       Dividends
-------------------------------     -----    -------       -------       -------

                                              2007          2006          2006
all figures in GBP millions                half year     half year     full year
-------------------------------     -----    -------       -------       -------

Amounts recognised as distributions to
equity holders in the period                   150           136           220




The directors are proposing an interim dividend of 11.1p per equity share, payable on 21 September 2007 to shareholders on the register at the close of business on 24 August 2007. This interim dividend, which will absorb an estimated GBP88m of shareholder's funds, has not been included as a liability as at 30 June 2007.


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007

9.       Business combinations


On 4 May 2007 Pearson announced the acquisition of Harcourt Assessment and Harcourt Education International for $950m in cash. A substantial part of the Harcourt Education International acquisition was completed during May 2007. The remainder, together with the Harcourt Assessment acquisition is not expected to complete until later in the second half of 2007. On 14 May 2007 Pearson announced the acquisition of eCollege for an estimated net cash cost of $477m. At 30 June 2007 this acquisition had not completed. Intangible asset allocation reviews are in progress for the completed acquisitions and should be finalised in the second half of 2007. Fair value adjustments are provisional and will be finalised in the course of the next year.


Provisional values for the assets and liabilities arising from the acquisitions completed in the period are as follows:


-------------------------------                                          -------


                                                                          2007
all figures in GBP millions                                            half year
-------------------------------                                          -------

Property, plant and equipment                                                6

Intangible assets                                                            9
Intangible assets - Pre-publication                                         13

Inventories                                                                 12

Trade and other receivables                                                 31

Trade and other liabilities                                                (24)

Deferred income tax liabilities                                             (1)

Provisions for other liabilities and charges                                (1)
-------------------------------                                          -------

Net assets acquired at fair value                                           45

Consideration paid in excess of net assets acquired                        132
-------------------------------                                          -------

Total                                                                      177


Satisfied by:

Cash                                                                      (165)

Deferred consideration                                                       -

Net prior period adjustments                                               (12)
-------------------------------                                          -------

Total consideration                                                       (177)


Net cash outflow on acquisition:

Cash - current period acquisitions                                        (165)

Deferred payments for prior period acquisitions and other items             (2)

Cash and cash equivalents acquired                                           -
-------------------------------                                          -------

Cash outflow on acquisition                                               (167)




In total the Harcourt Education International acquisition together with other smaller acquisitions completed in the period contributed an additional GBP12m of sales and GBP3m of operating profit.


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007


10.    Intangible assets
-------------------------------           -------        -------        -------

                                           2007           2006           2006
all figures in GBP millions             half year      half year      full year
-------------------------------           -------        -------        -------

Goodwill                                  3,341          3,677          3,271

Other intangibles                           300            192            310
-------------------------------           -------        -------        -------
Total intangibles                         3,641          3,869          3,581


11.    Net debt
-------------------------------            -------        -------        -------

                                            2007           2006           2006
all figures in GBP millions              half year      half year      full year
-------------------------------            -------        -------        -------

Non-current assets

Derivative financial instruments              16             39             36

Current assets

Derivative financial instruments              19             31             50

Marketable securities                         28              -             25
Cash and cash equivalents (excluding
overdrafts)                                  383            649            592
Non-current liabilities

Borrowings                                (1,471)        (1,703)        (1,148)

Derivative financial instruments             (28)           (37)           (19)

Current liabilities

Borrowings                                  (392)          (590)          (595)
-------------------------------            -------        -------        -------

Net debt - continuing operations          (1,445)        (1,611)        (1,059)

Net cash classified as held for sale          13              -              -
-------------------------------            -------        -------        -------

Total net debt                            (1,432)        (1,611)        (1,059)


In February 2007, Pearson repaid its EUR591m 6.125% Euro Bonds 2007 and refinanced this borrowing through available cash and existing bank facilities.


12.    Exchange rates


Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:


-------------------------------           -------        -------        -------

                                           2007           2006           2006
                                        half year      half year      full year
-------------------------------           -------        -------        -------

Average rate for profits                   1.98           1.79           1.84
Period end rate                            2.01           1.85           1.96


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007





13.    Statement of changes in equity
----------------------------------                 -------    -------    -------

                                                    2007       2006       2006
all figures in GBP millions                      half year  half year  full year
----------------------------------                 -------    -------    -------

Attributable to equity holders of the
Company

Total recognised income and expense for
the period                                            (1)      (125)       148

Equity settled transactions                           13         12         25
Issue of ordinary shares - share option
schemes                                                7          3         11
Cumulative translation adjustment
disposed                                              54          -          -
Purchase of treasury shares                          (35)       (27)       (52)
Dividends paid to equity holders of the
Company                                             (150)      (136)      (220)
----------------------------------                 -------    -------    -------
Net movement for the period                         (112)      (273)       (88)
Attributable to equity holders of the
Company at the beginning of the year               3,476      3,564      3,564
----------------------------------                 -------    -------    -------
Attributable to equity holders of the
Company at the end of the period                   3,364      3,291      3,476

Minority interest                                    176        173        168
----------------------------------                 -------    -------    -------
Total equity                                       3,540      3,464      3,644


Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007


14.    Cash flows
-------------------------------           -----    -------    -------    -------

                                                    2007       2006       2006
all figures in GBP millions                      half year  half year  full year
-------------------------------           -----    -------    -------    -------

Reconciliation of (loss) / profit for the period to net
cash generated from operations
(Loss) / profit for the period                       (93)        17        469
Income tax                                           111          8         19
Depreciation and amortisation charges                 62         58        135
Amortisation of pre-publication assets                74         79        210
Investment in pre-publication assets                (103)      (112)      (213)
Loss on sale of property, plant and
equipment                                              1          1          2
Net finance costs                                     35         40         74
Loss on sale of subsidiaries and
associates                                            24          -          -
Share of results of joint ventures and
associates                                           (11)       (10)       (24)
Net foreign exchange (losses) / gains
from transactions                                     (1)         1        (37)
Share-based payment costs                             13         12         25
Inventories                                          (75)       (96)       (16)
Trade and other receivables                          (48)         5        (60)
Trade and other liabilities                         (110)      (141)        54
Provisions                                           (67)       (18)       (17)
-------------------------------           -----    -------    -------    -------
Net cash (used in) / generated from
operations                                          (188)      (156)       621

Dividends from joint ventures and
associates                                             2         14         45
Net purchase of PPE including finance
lease principal payments                             (31)       (34)       (63)
Purchase of intangibles                              (14)        (8)       (29)
Add back: Special pension contribution                50          -          -
Add back: Cash spent against
integration and fair value provisions                  -          1          1
-------------------------------           -----    -------    -------    -------
Operating cash flow                                 (181)      (183)       575
Operating tax paid                                   (39)       (26)       (59)
Net operating finance costs paid                     (45)       (40)       (82)
-------------------------------           -----    -------    -------    -------
Operating free cash flow                            (265)      (249)       434
Non-operating tax paid                                (9)         -          -
Special pension contribution                         (50)         -          -
Integration spend                                      -         (1)        (1)
-------------------------------           -----    -------    -------    -------
Total free cash flow                                (324)      (250)       433
Dividends paid (including to
minorities)                                         (154)      (136)      (235)
-------------------------------           -----    -------    -------    -------
Net movement of funds from operations               (478)      (386)       198


Included  in net cash  (used in) /  generated  from  operations  is an amount of
GBP(4)m  (2006  half  year:   GBP20m,   2006  full  year:  GBP27m)  relating  to
discontinued operations.


Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, the Group agreed that during 2007 it would make additional payments to the plan amounting to GBP100m. As at 30 June 2007, GBP50m of this special pension contribution had been paid. The Group has excluded this GBP50m from its definition of operating cash flow and operating free cash flow as it distorts the underlying operating performance for the year.

Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007


15.    Adjusted income statement

 -------------    -------     --------          ------      --------         -------        -------        --------

                 Income       Re-analyse        Other       Amortisation/    Other net      Recognition    Adjusted
                 statement    discontinued      gains       adjustment       finance        of tax         income
                              operations        and         of acquired      costs/         losses         statement
                                                losses      intangibles      income
all figures in
GBP millions
                                 -------------------------------------------------
                                                  2007 half year
-------------     -------     --------          ------      --------         -------        -------        --------
Sales             1,722            -               -             -               -              -           1,722
-------------     -------     --------          ------      --------         -------        -------        --------

Gross profit        896           26               -             -               -              -             922
Operating
expenses           (832)         (24)              -            16               -              -            (840)
Other net
gains/losses          -          (24)             24             -               -              -               -
JVs and
associates           11            -               -             -               -              -              11
-------------     -------     --------          ------      --------         -------        -------        --------
Operating
profit               75          (22)             24            16               -              -              93
                                   -               -             -               -              -
Net finance
costs               (35)           -               -             -              (4)             -             (39)
-------------     -------     --------          ------      --------         -------        -------        --------
Profit before
tax                  40          (22)             24            16              (4)             -              54
Income tax          (11)        (100)             99            (5)              1              -             (16)
-------------     -------     --------          ------      --------         -------        -------        --------
Profit for the
period -
continuing           29         (122)            123            11              (3)             -              38
                                   -               -             -               -              -
Profit for the
period -
discontinued       (122)         122               -             -               -              -               -
                                   -               -             -               -              -
 -------------    -------     --------          ------      --------         -------        -------        --------
Profit for the
period              (93)           -             123            11              (3)             -              38
                                   -               -             -               -              -
Minorities          (11)           -               -            (2)              -              -             (13)
                                   -               -             -               -              -
 -------------    -------     --------          ------      --------         -------        -------        --------
Earnings           (104)           -             123             9              (3)             -              25
 -------------    -------     --------          ------      --------         -------        -------        --------
                                                  2006 half year
-------------     -------     --------          ------      --------         -------        -------        --------
Sales             1,674            -               -             -               -              -           1,674
 -------------    -------     --------          ------      --------         -------        -------        --------

Gross profit        863           52               -             -               -              -             915
Operating
expenses           (819)         (41)              -             9               -              -            (851)
Other net             -            -               -             -               -              -               -
gains/losses
JVs and
associates           10            -               -             -              (1)             -               9
-------------     -------     --------          ------      --------         -------        -------        --------
Operating
profit               54           11               -             9              (1)             -              73

Net finance
costs               (40)           -               -             -              (2)             -             (42)
-------------     -------     --------          ------      --------         -------        -------        --------
Profit before
tax                  14           11               -             9              (3)             -              31
Income tax           (4)          (4)              -            (3)              1              -             (10)
-------------     -------     --------          ------      --------         -------        -------        --------
Profit for the
period -
continuing           10            7               -             6              (2)             -              21

Profit for the
period -
discontinued          7           (7)              -             -               -              -               -
 -------------    -------     --------          ------      --------         -------        -------        --------
Profit for the
period               17            -               -             6              (2)             -              21

Minorities          (10)           -               -            (2)              -              -             (12)
 -------------    -------     --------          ------      --------         -------        -------        --------
Earnings              7            -               -             4              (2)             -               9



Notes to the condensed consolidated financial statements continued

for the six months to 30 June 2007



15.    Adjusted income statement continued
 -------------    -------     --------      ------      --------         -------        -------        --------

                  Income      Re-analyse    Other       Amortisation/    Other net      Recognition    Adjusted
                  statement   discontinued  gains       adjustment of    finance        of tax         income
                              operations    and         acquired         costs/         losses         statement
                                            losses      intangibles      income
all figures in
GBP millions
 -------------    -------     --------      ------      --------         -------        -------        --------
                                                2006 full year
-------------     -------     --------      ------      --------         -------        -------        --------
Sales             4,051            -           -             -               -              -           4,051
 -------------    -------     --------      ------      --------         -------        -------        --------

Gross profit      2,176          103           -             -               -              -           2,279
Operating
expenses         (1,665)         (76)          -            35               -              -          (1,706)
Other net             -            -           -             -               -              -               -
gains/losses
JVs and
associates           24            -          (4)            -              (1)             -              19
-------------     -------     --------      ------      --------         -------        -------        --------
Operating
profit              535           27          (4)           35              (1)             -             592

Net finance
costs               (74)           -           -             -             (16)             -             (90)
-------------     -------     --------      ------      --------         -------        -------        --------
Profit before
tax                 461           27          (4)           35             (17)             -             502
Income tax           (9)         (10)         (4)          (10)              5           (127)           (155)
-------------     -------     --------      ------      --------         -------        -------        --------
Profit for the
year -
continuing          452           17          (8)           25             (12)          (127)            347

Profit for the
year -
discontinued         17          (17)          -             -               -              -               -
 -------------    -------     --------      ------      --------         -------        -------        --------
Profit for the
year                469            -          (8)           25             (12)          (127)            347

Minorities          (23)           -           -            (3)              -              -             (26)
 -------------    -------     --------      ------      --------         -------        -------        --------
Earnings            446            -          (8)           22             (12)          (127)            321



16.    Related parties


There were no material related party transactions and no guarantees have been provided to related parties in the period.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 July 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary